W. Scott Lawler
Corporate/Securities Attorney
WSL@BoothUdall.com

January 27 2016

Matthew Crispino - Attorney Advisor
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            eMedia Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 14, 2016
File No. 333-208049

Dear Mr. Crispino:
The Company is in receipt of your comment letter dated January 26, 2016, regarding the Company’s filings referenced above.
Below are the comments from your comment letter, each followed by the Company’s responses thereto.

Comment #1

Dilution, page 23

We note your response to prior comment 3. Please confirm that all costs incurred to date in connection with the offering were incurred after September 30, 2015. If not, then revise your calculation of book value per share after offering accordingly for each scenario presented.

Response to Comment #1

This shall confirm that all costs incurred to date in connection with the offering were incurred after September 30, 2015.

1255 W. Rio Salado Pkwy., Ste. 215 Tempe, AZ 85281 P: 480.830.2700	Booth Udall Fuller, PLC www.BoothUdall.com	3000 South 31st Street, Ste. 100 Temple, TX 76502 P: 254.870.5606

Comment #2

Current and Projected Revenue, page 29

We note your revised disclosures on page 38 in response to prior comment 4 where you indicate that at December 31, 2015 the company had 418 active subscriptions with average revenue per subscription of $568.90. Please clarify whether the average revenue amounts represent monthly, quarterly or annual revenue per subscriber. Also, considering the number of subscribers and average revenue per subscriber as disclosed, please explain further your 2016 revenue projections of $338,400, based on an estimated monthly rate of $30,000.

Response to Comment #2

The Company intends to replace the first two (2) bullet points under “CURRENT AND PROJECTED REVENUE” with the following disclosures:

- Management’s review of its operations for the fourth quarter of 2015 indicates that the Company’s revenue for fiscal year 2015 was $237,800; this amount includes revenue in the amount of $30,000 for the month of December 2015, which is the result of a growth in the Company’s monthly revenue throughout 2015 and therefore is more than the average monthly revenue of $19,816 for the entire 2015 year;
- Due to the fact that the Company’s business is subscription based, current customers will continue to provide the Company with repeat income through the coming year of 2016, at the current monthly rate of $30,000 (which was the monthly rate for the month of December 2015), less estimated attrition at the rate of 6%, resulting in annualized income in 2016 from existing customers of $338,400;
Sincerely,
/s/ W. Scott Lawler
W. Scott Lawler, Esq.